[ETHYL CORPORATION LETTERHEAD]

                                August 27, 1997

TO PARTICIPANTS IN THE SAVINGS PLAN FOR
  THE EMPLOYEES OF ETHYL CORPORATION:

     Ethyl Corporation ("Ethyl") is offering to purchase up to 35,000,000 shares, or approximately 29.55% of the currently outstanding shares, of its common stock (the "Shares") from existing shareholders. The price will not be in excess of $9.25 nor less than $7.75 per share. As a participant in the Savings Plan for the Employees of Ethyl Corporation (the "Savings Plan"), you will be able to tender Shares in your plan account. Ethyl is conducting the offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the lowest price within the specified price range at which you are willing to sell your Shares to Ethyl.

     The enclosed memorandum to Savings Plan participants contains information regarding the tender offer that is relevant to Savings Plan participants. Also enclosed with this letter is the election form that all Savings Plan participants must complete and return to the Savings Plan trustee prior to 5:00 P.M., New York City time, on September 22, 1997, if they wish to tender their Savings Plan Shares.

     On August 26, 1997, the last trading day prior to the announcement and commencement of the offer, the closing price per share for Ethyl's common stock on the New York Stock Exchange was $9.00.

     Ethyl will pay the same per Share price (the "Purchase Price") for all Shares it purchases in the offer. If the number of Shares properly tendered is equal to or less than the number of Shares Ethyl seeks to purchase through the offer, the Purchase Price will be the highest price of those specified by tendering shareholders. If tendering shareholders properly tender more than the number of Shares Ethyl seeks to purchase through the offer, Ethyl will take into account the number of Shares so tendered and certain other factors described in the Offer to Purchase and select the Purchase Price that allows Ethyl to buy the number of Shares that it seeks to purchase through the offer. In such circumstances, Ethyl would not purchase the Shares of any tendering shareholder who specified a price per Share above the Purchase Price.

     In recent years, Ethyl has invested approximately $500 million in its petroleum additives business. These investments have enabled Ethyl to establish itself as a leading supplier to the worldwide petroleum industry. Ethyl has determined that additional large acquisitions are not currently available and, accordingly, has reevaluated its capital structure and dividend policy. The Board of Directors has made the strategic decision to reduce equity capital by making the offer and decided that the annual dividend should be reduced from 50 cents per Share to 25 cents per Share beginning with the fourth-quarter dividend scheduled to be paid on January 1, 1998. The revised dividend policy, which provides increased financial flexibility, results in a dividend payout ratio that is closer to Ethyl's dividend payout target of 30 percent of net earnings, and is more comparable to those of other public U.S. industrial companies.

     We encourage you to read carefully the memorandum, the election form and the other enclosed materials, including the Offer to Purchase. Neither Ethyl nor its Board of Directors makes any recommendation to any Savings Plan participant whether to tender all or any Shares in the Savings Plan. Each Savings Plan participant should independently decide whether to tender Shares, taking into account his or her own personal circumstances. Your decision will not affect in any way the terms of your employment by Ethyl.

                                         Sincerely,

                                         /S/ BRUCE C. GOTTWALD
                                         -----------------------
                                         Bruce C. Gottwald
                                         Chairman and Chief Executive Officer